CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

May 20, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Amit Pande and Lindsay McCord

100 F Street, N.E.

Washington, DC 20549

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated April 27, 2011 with respect to the Form 10-K for the period ending December 31, 2010 (the “2010 10-K”), which was filed February 17, 2011 by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

1.     We note your disclosures and related information including certain Guide III disclosures and information provided as part of your Management’s Discussion and Analysis as it relates to your asset quality and the allowance for loan losses for the years presented.  There are, however, various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the last three years ended December 31, 2010, and for the quarterly periods during this time.  In order for us to better understand the judgments and views management contemplated in making their ultimate determinations in this area, please tell us how the following factored into your ultimate quarterly and year-end conclusion that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements:

•         We note that for 2008, 2009 and 2010, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses.  Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate as these actions required you to take provisions exceeding $200 million in 2009 and over $100 million in both 2008 and 2010, respectively.  As management replenished the allowance for loan losses during these periods, please discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provision had not been made previously.

The Company’s conclusion that the beginning allowance for loan and lease losses (“ALLL”) balance was appropriate is based on a thorough process and comprehensive review of the ending ALLL of the prior reporting period and our cut-off procedures subsequent to quarter end to determine impairments are recorded in the appropriate period.  This process, including consideration of the adequacy of our ALLL and review of specific loan information, is subject to periodic examination by our primary regulator, the FDIC.  We disclose that, as part of their periodic examination of the Bank, regulatory authorities may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review.  Although examination results are confidential, no adjustments have been required as a result of external review of our process or allowance adequacy.  Our process for assessing the appropriateness of the ALLL consists of a number of steps and is discussed and disclosed in our significant accounting policies included on pages 103-104 and in Note 6 on pages 122-133 of the 2010 10-K.

The credit review and risk rating process determines adherence to underwriting standards and assesses the credit quality of the portfolio.  At loan origination a risk rating is assigned and is periodically reassessed throughout the term of the loan through the credit review process.  The risk rating factors are a primary determinant in assessing the appropriate amount of the ALLL.

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Each risk rating is assessed an inherent credit loss factor that determines the amount of ALLL provided for that segment of loans.  We historically segmented the portfolio into 15 categories.  In June 2007, due to declining quality trends, we further segmented our CRE Construction & Development portfolio into 5 subcategories and in December 2007 segmented our Residential Development segment into 4 subcategories to allow for further evaluation of the segments of the portfolio most affected by the downturn in the housing markets in our footprint. Credit loss factors are reviewed quarterly and may be changed periodically based on evaluation of loss experience, change in levels of nonperforming loans, improvement or deterioration in economic conditions and any other factors deemed relevant.

Our credit loss factors include increasing factor reserves given greater probability of default indicators through the Doubtful risk rating, with loans risk rated Loss being set aside at 100% of the outstanding principal balance.  Delinquency status is also considered.  Our migration analysis is reviewed in relation to our segment coverage, where segment coverage is the factor reserve set-aside against the specific loan segment.  The levels of factor reserve at the Doubtful risk rating level are compared to our average impairment loss taken on impaired loans.  At December 31, 2010 the average Doubtful category reserve was 50.4% but ranged from 43.7% to 53.2% while our average impairment taken on impaired loans was 39%.

During the first half of 2010, management performed a comprehensive review of the credit loss factors utilized in evaluating the ALLL for reasonableness.  Consideration was given to migration reports which are graphical displays by loan type showing the various levels of loan grading transitions.  Included is the actual total reserve factor set-aside (coverage) against the loan category.  This allows for a disaggregated view of the total ALLL as a percentage of loans at the loan segment level.  Migration and the factor reserve coverage percentage provides a basis against which historical loss levels are reviewed and current loss factors assessed.  In addition, the most recent industry loss rates are included for a peer analysis perspective.  We utilize both a geographic region (San Francisco) peer analysis and an asset size distribution (Greater than $10 Billion) peer analysis.  This information comes from the FDIC’s Quarterly Banking Profile publication.  We analyze loss reports which show quarterly historical charge off experience by dollar amount and as a percentage of loan totals.  In addition, these reports provide one, three and up to five year loss averages.  This information provides the starting point for evaluating the reasonableness of the factors used.

Quarterly, the ALLL Committee of management reviews and approves the credit loss factors report which shows: 1) prior quarter risk factor levels on a disaggregated and cumulative level; 2) proposed base level risk factors and the additional formula factor (as a percentage of base factor) given the level of probability of default.  The level of factor reserves are back tested for reasonableness against internal impairment rates realized on impaired loans as noted above.

In addition, in accordance with the Bank’s General Credit Policy, monthly analysis is required for all loans risk rated Special Mention that are greater than or equal to $1 million and all loans rated Substandard, Doubtful and Loss greater than or equal to $100,000.   Each analysis addresses the question as to whether the facility is or is not impaired.  When a facility is deemed impaired, the analysis must sufficiently and clearly describe why the facility is considered impaired and include a complete and detailed impairment analysis.  Central to this calculation for our collateral dependent loans is the Company’s appraisal process discussed on page 65 of 2010 10-K and clarified below.

In addition to the individual commercial loan portfolio reviews conducted by Credit Review, Credit Review is responsible for reviewing loan status reports for all identified impaired loans, all Substandard rated facilities greater than or equal to $1,000,000 and all loans rated Doubtful and Loss greater than or equal to $100,000 on a quarterly basis.  This review is intended to ensure that all applicable loans are accurately identified as impaired, that an impairment analysis has been properly prepared when applicable and that an adequate reserve and/or write-down recommendation is being considered.

The Company also maintains an unallocated allowance to provide for other credit losses inherent in the portfolio that may not have been contemplated in the credit loss factors.  The level of unallocated to total ALLL for each of the last five years is as follows:

UMPQSEC002

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

	2010	2009	2008	2007	2006
Allowance for loan and lease losses	$ 101,921	$ 107,657	$ 95,865	$ 84,904	$ 60,090
Unallocated	$ 8,641	$ 9,527	$ 8,592	$ 4,047	$ 1,147
% Unallocated to ALLL	8%	9%	9%	5%	2%

In response to early indications in 2007 of additional risk of inherent losses, the Company more than doubled the unallocated allowance through the provision and then nearly doubled it again in 2008.  As losses reached their peak, so too did the Company’s unallocated allowance.  As the uncertainty in the economic environment and credit markets leveled out, so too did the Company’s assessment of the level of the unallocated allowance that should be maintained.

Lastly, the Company performs cut-off procedures to determine impairment is recorded in the appropriate period.  This includes a review of any charge-off actions or recommendations of impairments and inquiries of credit quality executives prior to filing our periodic reports.

Based on our methodology outlined above and in the 2010 10-K, management is continually monitoring the adequacy of the overall level of the ALLL.  Further, as adjustments become necessary, they are reported in earnings in the periods in which they become known as a change in the provision for loan and lease losses and a corresponding charge to the allowance.  As stated on page 104 of the 2010 10-K, the adequacy of the ALLL is monitored on a regular basis and is based on management’s evaluation of numerous factors, including the quality of the current loan portfolio (monitored through regular credit reviews), the trend in the loan portfolio’s risk ratings, current economic conditions (considered in the assignment of risk factors as well as the level of the unallocated allowance), loan concentrations, past-due and non-performing trends, evaluation of specific loss estimates for all significant problem loans (further addressed above), historical charge-off and recovery experience, as well as other pertinent information.

•         In order for us to have a full and complete understanding of how you applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies related to loan classification, accrual status, loan migration, and appropriate and timely recognition of loan impairments either by way of incremental loan loss provision and/or partial or full charge-offs, please provide the following information along with a timeline for the five largest charge-offs recognized in both 2009 and 2010 and for the five largest nonaccrual loans at December 31, 2010:

o        Loan origination date, amount and classification;

o        Specific triggering events or specific circumstances (by date) which resulted in change to loan classification and accrual status;

o        The underlying collateral supporting the loan;

o        The dates of the last two appraisals and a discussion of the finding associated with each appraisal or alternative fair value determinations and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and

o        Other specific information relevant to the loans such as any loan restructuring or other loan workouts associated with any residual loan balance or current balance, especially for those currently in nonaccrual status, etc.

The below table displays the loan origination date, amount, and classification of the five largest charge-offs recognized in both 2009 and 2010 and for the five largest nonaccrual loans at December 31, 2010:

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION: Table redacted—List of loans]

UMPQSEC003

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Detailed discussions addressing the Staff’s remaining comments are provided in Exhibit 1*.

To be responsive to the Staff’s comments, the Company has attempted to focus the information provided in Exhibit 1 to that which was requested. The information requested and provided does not encompass all information available for each loan in question, nor does it include every single action taken by the Company to manage the respective credit risk related to each loan. Therefore, in some instances, additional information may be necessary for an independent third party to arrive at a similar conclusion as the Company. We have attempted to include the key additional information pertinent to the actions taken by the Company in response to triggering events. We’ve done this to aid in the understanding of the timing of significant actions taken by the Company. While we have put forth considerable effort to include all relevant information in a concise manner, given the complexity and subjectivity of the subject matter, further information or discussions may be necessary to have a full and complete understanding of how we applied our allowance for loan loss methodology in a manner consistent with GAAP.

•         Describe the kind of triggering events you considered when determining the amount and timing of your loan loss provisions.  Given that there was rapid deterioration in  the economic conditions in a few quarters noted both nationally and regionally in the specific markets and states you operate in, primarily during late 2008 and early 2009, we are unclear why you would have a prolonged period of relatively high loan loss provisions for almost 12 quarters.

The same process and “triggering events” discussed in the company’s consideration of the appropriateness of the ALLL are considered in determining the timing and amount of our provision as the provision is the expense required to achieve the ALLL deemed adequate by management.  The greatest impact on our period provision would include portfolio downgrades, and impairments or charge offs based on updated assessments of the collectability of the outstanding balances of impaired loans.

Our formula factors for credit loss within our allowance methodology progressively assign a greater loss factor by loan segment as loans are downgraded as part of the credit review process.  We continued to experience increasing levels of Watch and Special Mention loans through the second quarter of 2010, and increased Substandard or worse loans through the fourth quarter of 2009.  Consistent with this trend, our ALLL reached a peak at the end of the second quarter of 2010.  The reserve build through June 30, 2010 is now reversing, triggered by improving economic conditions, portfolio trends and other qualitative considerations.

The Company agrees that there was rapid deterioration in the economic conditions in our markets but would suggest that the effects of the rapid deterioration occurred in different markets at different time periods and reflect both lagging and leading indicators of the economic health in the markets, the effects of the recession on different industries, and ultimately on the quality of our loan portfolio and the resulting required allowance levels and dependent provision expense.

UMPQSEC004

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The following graphs display economic indicators the Company tracks as part of our ALLL analysis.  The data is derived from the FDIC State Profiles for Oregon, California and Washington and shows the difficult economic environment, in different magnitude and different time periods across our footprint.

The following table shows the Company’s net charge offs as a percentage of average loans for the years ended 2007 to 2010 as compared to our peer banks with assets of between $2 and $12 billion and primarily serving the Oregon, California and Washington markets.

	Net Charge off % of Average Loans
	2010	2009	2008	2007
Average	2.46%	2.74%	1.14%	0.34%
Umpqua Holdings Corporation	2.06%	3.23%	1.58%	0.38%
Variance to Peer Group	-0.40%	0.49%	0.44%	0.04%

The trend line of our peer is consistent with our experience of increasing charge off levels through 2009 and an improving trend in 2010. Though our net charge off percentage exceeded that of our average peer for 2009, the level in 2010 was significantly less than our peer group.

This last table shows the Company’s provision as a percentage of loans for the year ended 2007 to 2010 as compared to our peer banks.

UMPQSEC005

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

	Loan Loss Provision % of Average Loans
	2010	2009	2008	2007
Average	2.71%	4.08%	1.75%	0.50%
Umpqua Holdings Corporation	1.84%	3.49%	1.76%	0.69%
Variance to Peer Group	-0.87%	-0.59%	0.01%	0.19%

Our peer group’s trend of elevated provision continued through 2010, with some improvement in 2010 compared to 2009. Like our peer, our provision peaked in 2009 and declined in 2010.  The deterioration in our provision was not as great as our peer average and our improvement in 2010 was greater than our peer.

Though the Company’s provision has been elevated during this recessionary period and the slow start to the recovery, our elevated provision is not inconsistent with the economic data, and has been significantly less than those of our peer institutions and is directionally consistent with the Company’s ALLL and net charge off trends.

•         Given the significant amount of nonperforming loans on your books, please address the impact of obtaining timely appraisals for those nonperforming loans or other alternative sources of fair value determination which you were required to obtain to appropriately value the collateral on a timely basis.  Tell us whether or not you experienced any delays internally in identifying the actual loans/credits which required appraisals.  While we note your appraisal policy as presented on page 65, it remains unclear to us how often you used alternative sources of value other than appraisals and how this may have impacted your overall valuation process, a well as the amount and timing of related loan loss provisions and charge-offs.  If there have been significant variances in the total amount of “lapse time” from the time you order an appraisal to receipt during the last three years due to any internal or external factors, such as the number of nonperforming loans, availability of qualified appraisers to perform their work in a timely basis or any other significant contributing factors, please explain in a detailed and thorough manner with a view of how your financial statements have been impacted, etc.  Please discuss on a disaggregated basis by the specific markets you operate in if you have had varying experiences in this regard.

Given the significant proportion of collateral dependent loans to total loans in nonperforming status, obtaining timely and accurate valuation of the underlying collateral is central to our impairment analysis.  The starting point for the fair value of collateral is through obtaining external appraisals.  The Company includes significant discussion of our appraisal and collateral valuation process at page 65 of 2010 10-K.

As noted in that disclosure, the use of alternative sources of value such as those obtained through purchase and sale agreements, negotiated short sales, broker price opinions, or the sales price of the note, are limited and utilized generally in final resolution of a credit where the value is deemed most appropriate.  The impact of utilizing an alternative value method would generally result in a more conservative estimate of value resulting in a greater impairment or charge-off.  The use of an alternative value would be incorporated immediately into the impairment analysis with the impact on the loan loss provision and charge-off realized in the reporting period.

The following table summarizes the total appraisals ordered, average appraisal turn time and fee for the last three full years for all appraisals ordered by our Real Estate Valuation Services department of the Bank.

Category	2010	2009	2008
Total Appraisals Ordered	1,237	1,069	1,039
Average Appraisal Turn Time	30.0 Days	27.6 Days	29.9 Days
Average Appraisal Fee	$2,884	$3,095	$3,398

The data indicates a nominal variation in the average appraisal turn time that has ranged from 27.6 days to 30.0 days over the last three years. An average turn time of 4 weeks (i.e. 28 days) is a typical quote by our appraiser vendors for our footprint. This is supported by the historical data.

UMPQSEC006

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The above data has not been segregated between Non-Performing Loans and Performing Loans.  The Company’s experience has been there is no discernable difference between appraisal deliveries for the two. However, on a case by case basis, some appraisals on the non-performing loans may be subject to delays with regards to receipt of property information (i.e. financials) and/or property inspection. The same can also be said for our performing loan category. The statistics indicate these delays are not causing serious impact overall to the appraisal delivery.

As noted, the statistics are averages for the total Umpqua footprint. Since some of our footprint encompasses small and/or remote market areas, these market areas have always been impacted by longer appraisal turn times (and often higher appraisal fees) simply given the paucity of competent appraisers serving these markets. For example, eastern Oregon is a market area that is deficient in supply of competent appraisers. Often the local appraiser(s), if competent, are a one-person shop with lengthy delivery timelines.  For markets severely underserved we will often default to using appraisers from larger markets that can provide a more reasonable (typical) turn time. These same comments apply to any of our other remote market areas (i.e. eastern Washington, true northern California, coastal areas, etc.).

The Company believes that, given our practice of receiving updated appraisals every six to nine months on nonperforming assets, the process and controls in place as discussed on page 65 of 2010 10-K around our appraisal and valuation process, and the timely receipt of appraisals, our financial statements including our ALLL and related provision are prepared utilizing appropriate value determinations on a timely basis.

Overall, our ALLL methodology, and related provision expense has been consistently applied for all quarterly and annual reporting periods in accordance with GAAP, our stated policies and procedures, relevant supervisory guidance and management’s best current judgment utilizing all relevant information available to us at the time.  The Company has not arbitrarily increased the ALLL in excess of amounts that can be supported under GAAP.  Management believes that:

•         credit review controls support timely risk rating changes;

•         valuation considerations including updated appraisals are received timely and are considered appropriately;

•         relevant qualitative information has been considered;

•         the ALLL level has been directionally consistent with changes in factors, taken as a whole, that evidence credit losses, considering the characteristics of our loan portfolio.

2.     Please revise future filings to present separately the average amount of, and the average rate paid for, deposit categories which are in excess of 10 percent of average total deposits for a three year period. Refer to Industry Guide III Item V.

We have typically made reference within the Deposits section of the MD&A to average deposit balances and average rates paid as included in the Net Interest Income section of the MD&A in the Average Rates and Balance tables and believe we have met the disclosure requirements of Industry Guide III Item V by such reference. However, to provide more clarity to the disclosure, we will revise future filings, beginning with our June 30, 2011 Form 10-Q, to include the average amount of and average rate paid by deposit category in excess of 10 percent of average total deposits in the Deposit section of the MD&A, as follows:

Deposits

Total deposits were $9.4 billion at December 31, 2010, an increase of $2.0 billion, or 26.8%, as compared to year-end 2009.  Excluding the deposits acquired through the FDIC-assisted purchase and assumption of Evergreen, Rainier, and Nevada Security, the annualized organic deposit growth rate was 13.3%. Of the total change in deposit balances during the current year, deposits from consumers and businesses increased $1.9 billion, and deposits from public entities increased $46.8 million.  Despite the increased competitive pressures to build deposits in light of the current recessionary economic climate, management attributes the ability to maintain our overall deposit base and grow certain lines of business to ongoing business development and marketing efforts in our service markets. Additional information regarding interest bearing deposits is included in Note 14 of the Notes to Consolidated Financial Statements in Item 8 below.

UMPQSEC007

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The following table presents the average amount of and average rate paid by major category as of December 31:

Average Deposits and Average Rate Paid

As of December 31,

(dollars in thousands)

	2010		2009		2009
	Average		Average		Average
	Deposits	Rate	Deposits	Rate	Deposits	Rate
Noninterest bearing	$ XX		$ XX		$ XX
Interest bearing demand	XX	XX%	XX	XX%	XX	XX%
Savings and money market	XX	XX%	XX	XX%	XX	XX%
Time	XX	XX%	XX	XX%	XX	XX%
Total	$ XX		$ XX		$ XX

3.     We note your disclosure on page 71 that you are temporarily modifying the payment terms of loans that are considered troubled-debt restructurings (TDRs).  In addition, we note that $84.44 million and $134.44 million of these TDRs were accruing interest at December 31, 2010 and 2009.  Please tell us and revise future filings to address the following:

•         A description of the key features of the loan modification program(s), including whether the programs are government sponsored or your own and the significant terms modified;

•         The total amount of loans restructured during the reporting period(s) quantified by concession or modification program;

•         TDRs as of the reporting period(s) end on non-accrual status quantified by loan type (commercial real estate, commercial, etc.);

•         Policy regarding how many payments the borrower needs to make on the restructured loans before returning the loan to accrual status; and

•         A discussion of the bank’s success with the different types of concessions.

Umpqua Bank does participate in the government sponsored Home Affordable Refinance Program (HARP) and Home Affordable Modification Program (HAMP) programs, but only in our capacity as servicer on behalf of investor loans that have been sold.  For the Bank’s held for investment portfolio of single family residential loans, we designed guidelines similar to HAMP guidelines but do not participate in HAMP, or any other government sponsored program.

Loan modifications are primarily covered through an Umpqua Bank program governed by an internal Procedural Memorandum 161, TDR (Restructured Loans) Guidelines for CRE Loans, attached as Exhibit 2*.  The program covers the following topics:

•         Qualifications to be considered for a TDR

•         Approval authority required for a TDR

•         Credit Action Approval Content for all TDR Requests (both new or modified TDR’s)

•         Requirements for Guarantors in TDR

•         Reporting Requirements for TDR’s

•         Collateral procedures for TDR’s

•         Risk Rating and Accrual criteria for TDR loans

The following table shows the amount of TDRs that were accruing interest at December 31, 2010 and 2009 by concession (terms modified).

UMPQSEC008

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

SUMMARY - All Modification Types
	2010	2009
Rate Modifications	$ -	$ 5,396,930
Term Modifications	9,762,347	24,055,578
Interest Only Modifications	4,513,625	8,643,436
Payment Modifications	618,243	1,993,105
Combination Modifications	69,547,289	94,350,133
	$ 84,441,504	$ 134,439,182

Interest Only Modifications refer to payment concessions providing for a period of interest only payments.  Payment Modifications refers to other payment modifications as a result of the restructuring.  In addition there are many modifications that provide for a combination of concessions which are included above as Combination Modifications.

These Combination Modifications are further disaggregated in the following table.

Breakout of "Combination Modifications"
	2010	2009
Rate + Term	$ 5,325,196	$ 13,081,078
Rate + Interest Only	-	9,023,566
Rate + Payment	9,445,549	-
Rate + Other	8,990,329	1,006,548
Term + Payment	179,089	184,218
Term + Other	16,824,185	305,592
3 or more Modification Types	28,782,941	70,749,131
	$ 69,547,289	$ 94,350,133

The following table shows the TDRs as of the reporting period end on non-accrual status quantified by loan type.

(in thousands)
	December 31, 2010	December 31, 2009
Commercial real estate
Term & multifamily	$ 3,185	$ 5,569
Construction & development	-	3,954
Residential development	8,036	14,723
Commercial
Term	725	4,409
LOC & other	11,040	33,041
Total	$ 22,986	$ 61,696

Our policy is that loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospect for future payment in accordance with the loan agreement appear relatively certain.  Our guidance generally refers to six months of payment performance as sufficient to warrant a return to accrual status.

The Bank has had varying degrees of success with different types of concessions.  The following tables display performing TDRs as of December 31, 2010 and 2009, which, as of March 31, 2011, are performing according to agreement.

UMPQSEC009

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Successful Modifications
	2010	2009
Rate Modifications	$ -	$ 4,996,930
Term Modifications	9,762,347	7,501,394
Interest Only Modifications	1,631,427	4,545,295
Payment Modifications	618,243	1,993,105
Combination Modifications	57,618,156	69,765,358
	$ 69,630,173	$ 88,802,083

Breakout of "Combination Modifications"
	2010	2009
Rate + Term	$ 3,020,700	$ 7,893,906
Rate + Interest Only	-	5,205,417
Rate + Other	8,990,329	-
Term + Payment	-	692
Term + Other	16,824,185	305,592
3 or more Modification Types	28,782,941	56,359,752
	$ 57,618,156	$ 69,765,358

As of March 31, 2011, 18% and 34% of the previously classified as performing TDR balances have not performed according to the TDR agreement at December 31, 2010 and 2009, respectively, and have been transferred to nonaccrual status.

We confirm that the Company will fully implement the disclosure requirements of ASU No. 2010-20 effective for the Company’s interim reporting period ending September 30, 2011 including the provisions of ASU No. 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.

4.     We note from your Non-Covered Restructured Loans by Type and Region tabular disclosure on page 71 that at December 31, 2010 98% of your accruing TDRs were CRE loans.  Given the concentration of your loan portfolio in CRE loans please tell us and revise future filings to disclose whether you have performed any CRE or other type of loan workouts whereby an existing loans was restructured into multiple new loans (i.e., A Note/B Note structure).  To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

•         The amount of loans that have been restructured using this type of workout strategy in each period presented;

•         The benefits of this workout strategy, including the impact on interest income and credit classification;

•         The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance your customary underwriting standards and at current market rates;

•         Clarify whether the B note is immediately charged-off upon restructuring;

•         Describe your nonaccrual policies at the time of modification and subsequent to the modification.  Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification; and

•         Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

The Bank does perform A note/B note workout structures.  The amount of loans restructured at December 31, using this structure was $15.0 million for 2009 and $33.7 million for 2010.

UMPQSEC0010

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

We consider A note/B note structures to be a subset of our TDR strategy with the benefits of the workout strategy being one of improving our prospects of repayment of principal and interest and to be consistent with sound banking, regulatory and accounting practices.  The impact on interest income varies with the size of the loan and any rate concession granted.  We do recognize interest income on the A note that is supported by the verified ability of the borrower to pay according to the terms of the A note.  The A note is classified as Substandard but may be assigned improved risk ratings after a reasonable period of performance under the TDR terms.  The impact of classification is that the A note is not disclosed as a nonperforming loan, however we do continue to disclose performing TDRs as Restructured Loans within our primary tabular disclosure of non-performing assets.  As the A note TDR is considered an impaired loan, it is individually measured for impairment each reporting period.

In general terms, the new A note is underwritten in accordance with customary TDR underwriting standards (as discussed in question 3 above) and is reasonably assured of full repayment and the B note which is not.

The B note is immediately charged off upon restructuring.

If the loan was on accrual prior to the TDR being documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount fully contractually forgiven and charged off, the A note may remain on accrual status.  If the loan was on nonaccrual at the time the TDR was documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount contractually forgiven and fully charged off, the A note may be returned to accrual status, and risk rated accordingly, after a reasonable period of performance under the TDR terms.  We generally require six months of payment performance to return these loans to accrual status.

The A note will continue to be classified as a TDR and only may be removed from impaired status in years after the restructuring if (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

We confirm that the Company will implement fully the disclosure requirements of ASU No. 2010-20 effective for the Company’s interim reporting period ending September 30, 2011 including the provisions of ASU No. 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.

5.     We note your tabular disclosure on page 73 of the allocation of the allowance for loan and lease losses. Please revise future filings to disclose the percent of loans in each category to total loans within your allocation of the allowance for loan and lease losses in accordance with Industry Guide III Item IV.B.

We have typically included the percent of loans in each category to total loans under the Non-covered Loan section of the MD&A. However, to provide more clarity to the disclosure, we will include the percent of loans in each category to total loans within our allocation of allowance tables in the MD&A in future filings, beginning with our June 30, 2011 Form 10-Q, as follows:

Allowance for loan and lease losses and Reserve for Unfunded Commitments

The allowance for non-covered loan and lease losses (“ALLL”) totaled $101.9 million and $107.7 million at December 31, 2010 and 2009, respectively.  The decrease in the allowance for loan and lease losses as of December 31, 2010 as compared to prior year is principally attributable to a decrease in provision for non-covered loan and lease losses at a level below net charge offs for the year, as a result of the improving conditions of the non-covered loan portfolio.

The following table sets forth the allocation of the allowance for non-covered loan and lease losses and percent of loans in each category to total loans (excluding deferred loan fees):

UMPQSEC0011

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Allowance for loan and lease losses Composition

As of December 31,

(in thousands)

(dollars in thousands)
	2010		2009		2008		2007		2006
	Amount	%	2009	%	2008	%	2007	%	2006	%
Commercial real estate	$ 64,405	68%	$ 67,281	68%	$ 57,907	67%	$ 57,433	69%	$ 41,135	71%
Commercial	22,146	22%	24,583	23%	23,104	24%	19,514	24%	14,094	21%
Residential	5,926	9%	5,811	8%	5,778	8%	3,406	7%	3,111	7%
Consumer & other	803	1%	455	1%	484	1%	504	1%	603	1%
Unallocated	8,641	0%	9,527	0%	8,592	0%	4,047	0%	1,147	0%
Allowance for loan and lease losses	$ 101,921	100%	$ 107,657	100%	$ 95,865	100%	$ 84,904	100%	$ 60,090	100%

6.    We note in your consolidated balance sheet on page 93 that you present your covered loans and leases net and below your allowance for loan losses. In addition, we note your disclosure on page 125 that there was an additional allowance for covered loan loss of $375,000 at December 31, 2010. Please revise your future interim and annual filings to clearly present the allowance for loan loss related to both Covered loans and leases and Non-covered loans and leases.

We acknowledge the Staff’s comment and confirm the Company will clearly present the allowance for loan loss related both to Covered loans and leases and Non-covered loans and leases on the Balance Sheet in future filings, beginning with our June 30, 2011 Form 10-Q, as follows:

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

UMPQSEC0012

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

(in thousands, except shares)

	December 31,	December 31,
	2010	2009
ASSETS
Cash and due from banks	$ 111,946	$ 113,353
Interest bearing deposits	891,634	491,462
Temporary investments	545	598
Total cash and cash equivalents	1,004,125	605,413
Investment securities
Trading, at fair value	3,024	2,273
Available for sale, at fair value	2,919,180	1,795,616
Held to maturity, at amortized cost	4,762	6,061
Loans held for sale	75,626	33,715
Non-covered loans and leases	5,658,987	5,999,267
Allowance for non-covered loan and lease losses	(101,921)	(107,657)
Net non-covered loans and leases	5,557,066	5,891,610
Covered loans and leases, net of covered allowance of $375	785,898	-
Restricted equity securities	34,475	15,211
Premises and equipment, net	136,599	103,266
Goodwill and other intangible assets, net	681,969	639,634
Mortgage servicing rights, at fair value	14,454	12,625
Non-covered other real estate owned	32,791	24,566
Covered other real estate owned	29,863	-
FDIC indemnification asset	146,413	-
Other assets	242,465	251,382
Total assets	$ 11,668,710	$ 9,381,372

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest bearing	$ 1,616,687	$ 1,398,332
Interest bearing	7,817,118	6,042,102
Total deposits	9,433,805	7,440,434
Securities sold under agreements to repurchase	73,759	45,180
Term debt	262,760	76,274
Junior subordinated debentures, at fair value	80,688	85,666
Junior subordinated debentures, at amortized cost	102,866	103,188
Other liabilities	72,258	64,113
Total liabilities	10,026,136	7,814,855

COMMITMENTS AND CONTINGENCIES (NOTE 20)

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 4,000,000 shares authorized;
Series A (liquidation preference $1,000 per share) issued and
outstanding: none in 2010 and 214,181 in 2009	-	204,335
Common stock, no par value, 200,000,000 shares authorized; issued and
outstanding: 114,536,814 in 2010 and 86,785,588 in 2009	1,540,928	1,253,288
Retained earnings	76,701	83,939
Accumulated other comprehensive income	24,945	24,955
Total shareholders' equity	1,642,574	1,566,517
Total liabilities and shareholders' equity	$ 11,668,710	$ 9,381,372

See notes to condensed consolidated financial statements

7.    We note your tabular allowance disclosure on page 124 and your breakout of the loans individually evaluated for impairment and the related allowance for loan losses. Please revise future filings to include in this tabular disclosure the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method for your collectively evaluated and acquired with deteriorated credit quality segments of your loan portfolio. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

We acknowledge the Staff’s comment and confirm the Company will include the balance of our allowance and recorded investment by impairment method for collectively evaluated and acquired with deteriorated credit quality in future filings, beginning with our June 30, 2011 Form 10-Q, as follows:

UMPQSEC0013

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Activity in the Non-Covered Allowance for Loan and Lease Losses

The following table summarizes activity related to the allowance for non-covered loan and lease losses by non-covered loan portfolio segment for the years ended December 31, 2010 and 2009:

(in thousands)
December 31, 2010
	Commercial			Consumer
	Real Estate	Commercial	Residential	& Other	Unallocated	Total
Allowance:

Balance at beginning of year:	$ 67,281	$ 24,583	$ 5,811	$ 455	$ 9,527	$ 107,657
Charge-offs	(71,030)	(50,242)	(5,168)	(2,061)	-	(128,501)
Recoveries	6,980	1,318	334	465	-	9,097
Provision	61,174	46,487	4,949	1,944	(886)	113,668

Ending balance	$ 64,405	$ 22,146	$ 5,926	$ 803	$ 8,641	$ 101,921

Ending balance: individually evaluated
for impairment	$ 2,520	$ 2,711	$ 8	$ -		$ 5,239

Ending balance: collectively evaluated for
impairment	$ 61,885	$ 19,435	$ 5,918	$ 803	$ 8,641	$ 96,682

Non-covered Loans and leases:

Ending balance (1)	$ 3,879,102	$ 1,256,872	$ 501,001	$ 33,043		$ 5,670,018

Ending balance: individually evaluated
for impairment	$ 186,933	$ 35,507	$ 179	$ -		$ 222,619

Ending balance: collectively evaluated for
impairment	$ 3,692,169	$ 1,221,365	$ 500,822	$ 33,043		$ 5,447,399

(1)     The gross non-covered loan and lease balance excludes deferred loans fees of $11.0 million for the year ended December 31, 2010.

Under Note 7, Covered Assets and Indemnification Asset, the Company will include the following revised disclosures:

UMPQSEC0014

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The following table presents the balance of the allowance for covered loan and lease losses by covered loan portfolio segment for the years ended December 31, 2010:

(in thousands)

December 31, 2010
	Commercial			Consumer
	Real Estate	Commercial	Residential	& Other	Total
Allowance:

Balance at beginning of year:	$ XX	$ XX	$ XX	$ XX	$ XX
Charge-offs	XX	XX	XX	XX	XX
Recoveries	XX	XX	XX	XX	XX
Provision	XX	XX	XX	XX	XX

Ending balance	$ XX	$ XX	$ XX	$ XX	$ XX

Ending covered valuation allowance balance: loans acquired with
deteriorated credit quality (1)	$ XX	$ XX	$ XX	$ XX	$ XX
Ending covered allowance balance: collectively evaluated for
for impairment (2)	XX	XX	XX	XX	XX
Total covered allowance	$ XX	$ XX	$ XX	$ XX	$ XX

Ending covered loan balance: loans acquired with
deteriorated credit quality	$ XX	$ XX	$ XX	$ XX	$ XX
Ending covered loan balance: collectively evaluated for
for impairment (2)	XX	XX	XX	XX	XX
Total covered loans	$ XX	$ XX	$ XX	$ XX	$ XX

(1) In accordance with ASC 310-30, the valuation allowance is netted against the carrying value of the covered loan and lease balance.
(2) The allowance on covered loan and lease losses includes an allowance on covered loan advances on acquired loans subsequent to acquisition.

8.     We note your policy disclosures beginning on page 126 for your impaired loans and placing loans on nonaccrual status.  In addition, we note your delinquency table on page 127 and your impaired loans tabular disclosure on page 129.  Please revise future filings to include the following:

•         Policy for determining past due or delinquency status above this table (ASC 310-10-50-6(3));

•         Policy for determining which loans are individually assessed for impairment (ASC 310-10-50-15(d));

•         The specific factors considered in determining that a loan is impaired (ASC 310-10-50-15(e));

•         The policy for recognizing interest income and how cash receipts are recorded for your impaired loans (ASC 310-10-50-15(b)).

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in its future filings, beginning with our June 30, 2011 Form 10-Q as follows:

Policy for determining past due or delinquency status:  Loans are reported as past due when installment payments, interest payments, or maturity payments are past due based on contractual terms.

Policy for determining which loans are individually assessed for impairment: All loans determined to be impaired are individually assessed for impairment except for impaired consumer loans which are collectively evaluated for impairment in accordance with ASC 450, Contingencies.

The specific factors considered in determining that a loan is impaired: The specific factors considered in determining that a loan is impaired include borrower financial capacity, current economic, business and market conditions, collection efforts, collateral position and other factors deemed relevant.

The policy for recognizing interest income and how cash receipts are recorded for your impaired loans:  Generally, impaired loans are placed on non-accrual status and all cash receipts are applied to the principal balance.  Continuation of accrual status and recognition of interest income is generally limited to performing restructured loans.

9.     We note your disclosure on page 122 that your risk rating methodology assigns risks ratings ranging from 1 to 10 and that these risk ratings are used to establish your formula allowance.  In addition, on page 132 we note the tabular disclosure of your loan portfolio by internal risk rating that includes five risk ratings. Please reconcile for us your 10 risk ratings used in your formula allowance to the risk “groupings” you describe and disclose by loan class on page 132.  In addition, please tell us how you considered the definition of credit quality indicator and the guidance in ASC 310-10-50-29 in your determination to present “groupings” of risk instead of the 10 risk ratings.

UMPQSEC0015

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Our internal risk ratings 1-5 are as follows:

1         Minimal Risk – Highest Quality

2         Low Risk – Superior Quality

3         Modest Risk – Much Stronger than Peers

4         Average Risk

5         Acceptable Risk – Weaker than Peers

All are considered by the Company and our primary regulator to be “Pass” grades indicative of acceptable risk.  Similarly for our formula allowance we do not disaggregate these ratings – they are combined and assessed a formula factor at the “Pass” level.  Originated loans are typically initially graded within this risk range, and loans with deterioration from that level (indicating greater likelihood of loss) receive additional loss consideration.

The definition of Credit Quality Indicator is “a statistic about the credit quality of financing receivables”.  In addition, ASC 310-10-55-20 indicates “An entity should use judgment in determining the appropriate credit quality indicator for each class of financing receivables.”  We believe the additional granularity and expanded inclusion of ratings 1-5 within our tabular disclosure would detract from the primary focus of the users of our financial disclosures, namely the implications of that portion of our portfolio containing more risk.

However, we will revise disclosure in future filings to include the presentation and definition of risk ratings 1-5 and disclose that the Company includes loans assigned a risk rating 1-5 within “Pass/Watch” loans.  We believe this additional disclosure satisfies the definition of credit quality indicator and appropriately considers the use of judgment in determining the appropriate credit quality indicator.

10.  Please revise future filings to explicitly disclose the date or range of dates for which your risk ratings were updated.  Refer to ASC 310-10-50-29(c).

The Company’s policy states: “…ratings are assigned at origination by the lender…based upon individual credit analysis and are updated as needed through ongoing credit management.”  Current policy does not give an explicit date or range of dates for which risk ratings must be updated. However, there are different policies that are in place that cover the majority of our portfolio regarding reviews of such risk ratings.

•         For homogeneous credits, these portfolios are evaluated on a pool basis and are examined monthly based on past due status.

•         All non-homogeneous real estate backed loans greater than $500,000 are subject to an annual term loan review.

•         All revolving lines of credit are renewed annually, and risk ratings would be updated at renewal.

•         All other loans are evaluated as the need arises based on different risk factors, such as past due status, and loan purpose change.

It is estimated that the first three categories cover a majority of the total non-covered loan portfolio.

Based on the above, we propose adding the additional disclosure (denoted in italic typeface) to add additional specificity to the disclosure and comply with ASC 310-10-50-29(c).

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality and adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. Consumer and residential loan portfolios are reviewed monthly for their performance as a pool of loans, since no single loan is individually significant or judged by its risk rating, size or potential risk of loss. In contrast, the monitoring process for the commercial and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan and performance judged on a loan by loan basis.  The Company’s risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank’s Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

UMPQSEC0016

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Changes to risk factors—Risk factors are assigned at origination and may be changed periodically based on management’s evaluation of the following factors: loss experience; changes in the level of non-performing loans; regulatory exam results; changes in the level of adversely classified loans (positive or negative); improvement or deterioration in local economic conditions; and any other factors deemed relevant.

11.  We note your disclosure on page 134 that you accounted for all of your acquired loans from the FDIC-assisted transactions under ASC 310-30 because of the significant fair value discounts associated with the acquired portfolios, the concentration of real estate related loans, the decline in real estate values in the regions serviced, and after consideration of the underwriting standards of the acquired originating bank.  Please tell us and revise to disclose in future filing the following regarding your application of ASC 310-30:

•         How you segregated the acquired loans into pools for accretion and impairment testing purposes.  Identify the specific loan characteristics that were used for segregation and whether performing and nonperforming loans were separately segregated.

•         The number of loan pools established for each transaction and the amount of performing and non-performing loans at the acquisition date.

•         The loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30.  In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans.

We account for all loans acquired from FDIC-assisted transactions under ASC 310-30.  In accordance with the guidance, we have elected to aggregate loans based on common risk characteristics for the purpose of applying the recognition and measurement provisions for income accretion and impairment testing.  The loan pools as assembled under this guidance were the basis for determining fair value of the loans acquired as of the acquisition date as each disaggregated pool of loans would have varying discount rates and/or life-of-loan credit loss estimations based on the underlying collateral and expected performance.

Acquired loans were disaggregated based on multiple layers of common risk characteristics.  First, loans acquired were segregated between those designated as performing versus those designated as non-performing.  In this application, ‘performing’ and ‘non-performing’ loans were defined in accordance with the scoping requirements of ASC 310-30, that is the ‘non-performing’ loans individually exhibit evidence of deteriorated credit quality since origination for which it is probable that we will not be able to collect all contractually required payments receivable. Our Credit Quality and Credit Review teams identified these non-performing credits on a loan-by-loan basis during the due diligence process.  Generally, those identified non-performing loans tended to be risk rated Substandard or worse on the acquired institution’s books.  Collectively, the non-performing loans pools would be considered the ‘classic’ application of ASC 310-30. The remaining performing notes were accounted for under ASC 310-30 by analogy due to the significant fair value discounts associated with the pools resulting from the underwriting standards of the acquired bank (that often contributed to the bank’s failure), the concentration of loans for the purpose of, and collateralized by, real estate and the general economic condition of the regions each acquired bank serviced. Analogizing all loans to ASC 310-30 was deemed acceptable, as a component of the fair value discount applied to each loan pool is attributed to estimated credit losses that are anticipated to occur over the life of the each respective loan pool.

Once notes were separated based on their expected future performance, they were further segregated based on specific loan types (purpose/collateral), then their principal cash flow and interest rate characteristics.  The most significant loan type categories utilized (in no particular order) were commercial residential development, commercial construction, farmland, 1st lien single family mortgages, 2nd lien single family loans, single family revolving lines of credit, multifamily mortgages, owner occupied commercial real estate, non-owner occupied commercial real estate, commercial loans, commercial lines of credit, consumer installment loans, and consumer lines of credit.  Next, groups of loans were segregated based on repayment characteristics, specifically whether the notes’ principal balances were amortizing or interest-only.  Lastly, loans were separated by various interest rate characteristics, such as whether the interest rate was fixed or variable.  For those loans whose interest rates were variable, they were also segregated by their underlying indices (e.g. PRIME, FHLB or CMT) and whether or not there were interest rate floors.

UMPQSEC0017

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The following table presents the number of pools, number of loans and acquired unpaid principal balance, by performing (“analogized 310-30”), non-performing (“classic 310-30”) and in total, separately for each institution acquired in 2010.

(dollars in millions)
	Evergreen	Rainier Pacific	Nevada Security
Performing ("Analogized 310-30"):
Number of Pools	15	19	19
Number of Loans	1,263	3,647	402
Acquired Unpaid Principal Balance	$ 247.9	$ 516.9	$ 224.2

Non-performing ("Classic 310-30"):
Number of Pools	8	10	9
Number of Loans	127	39	106
Acquired Unpaid Principal Balance	$ 120.6	$ 44.5	$ 103.4

Total Portfolio:
Number of Pools	23	29	28
Number of Loans	1,390	3,686	508
Acquired Unpaid Principal Balance	$ 368.5	$ 561.4	$ 327.6

In future filings, beginning with our June 30, 2011 Form 10-Q, we will incorporate additional disclosure describing our process to disaggregate acquired loans into individual loans pools. This discussion will describe how we first delineate individual loans as performing versus non-performing as of acquisition date to identify those loans that directly fall under the scope of ASC 310-30 accounting guidance versus those that are analogized to ASC 310-30 given the nature and circumstance related to the transaction in which they were acquired. Then we will describe how these buckets are grouped into loan pools based upon the underlying loans’ loan type/purpose and cash flow characteristics.  Furthermore, we will provide statistics related to the number of pools and unpaid principal balance of performing and non-performing loan pools, separately for each institution.

The Staff also requests that we provide ASC 310-30-50 disclosures separately for the loan pools that directly meet the scope criteria of ASC 310-30 from those that were analogized to ASC 310-30.  Neither ASC 310-30-50 nor ASU No. 2010-20, Receivable (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, makes mention, require or specify that loans accounted for under ASC 310-30 need to be disaggregated at any level (other than if accounting for as a loan or debt security) for disclosure purposes.  We have enhanced the required level of disclosure by providing ASC 310-30-50 disclosures on a specific acquisition level to provide our financial statement users the information necessary to assess the subsequent performance of these acquired portfolios as compared to original expectations and estimates. We feel the disaggregation of these disclosures on an acquired institution level is more relevant and useful to readers of our financial statements than whether the underlying loans pools were directly under the scope of or analogized to ASC 310-30.

UMPQSEC0018

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

12. We note your allowance disclosures are presented only for non-covered loans in Note 6 and were unable to locate similar disclosures for the covered loan portfolio. Please tell how you believe your current disclosures comply with the applicable ASU 2010-20 allowance and credit quality disclosure requirements, including your covered loans. In addition, to the extent you have loans that you analogized to ASC 310-30, please tell us how those are presented within your disclosures. For example, tell us whether these are included within the purchased credit impaired class or another class of loans when providing the disclosures required by ASU 2010-20.

We did not include the required disclosures for the covered loan portfolio under ASU 2010-20 and we will clearly present in future filings, beginning with our June 30, 2011 Form 10-Q, the breakout by portfolio of covered loan allowance (including loans analogized to ASC 310-30) as well as the recorded investment by credit quality indicator as presented below. All loans accounted for under ASC 310-30, whether analogized, are presented collectively as loans accounted for under ASC 310-30. See response under Comment 11 for related discussion.

Under Note 7, Covered Assets and Indemnification Asset, the following disclosure will be presented:

The following table presents the balance of the allowance for covered loan and lease losses by covered loan portfolio segment for the years ended December 31, 2010:

(in thousands)

December 31, 2010
	Commercial			Consumer
	Real Estate	Commercial	Residential	& Other	Total
Allowance:

Balance at beginning of year:	$ XX	$ XX	$ XX	$ XX	$ XX
Charge-offs	XX	XX	XX	XX	XX
Recoveries	XX	XX	XX	XX	XX
Provision	XX	XX	XX	XX	XX

Ending balance	$ XX	$ XX	$ XX	$ XX	$ XX

Ending covered valuation allowance balance: loans acquired with
deteriorated credit quality (1)	$ XX	$ XX	$ XX	$ XX	$ XX
Ending covered allowance balance: collectively evaluated for
for impairment (2)	XX	XX	XX	XX	XX
Total covered allowance	$ XX	$ XX	$ XX	$ XX	$ XX

Ending covered loan balance: loans acquired with
deteriorated credit quality	$ XX	$ XX	$ XX	$ XX	$ XX
Ending covered loan balance: collectively evaluated for
for impairment (2)	XX	XX	XX	XX	XX
Total covered loans	$ XX	$ XX	$ XX	$ XX	$ XX

(1) In accordance with ASC 310-30, the valuation allowance is netted against the carrying value of the covered loan and lease balance.
(2) The allowance on covered loan and lease losses includes an allowance on covered loan advances on acquired loans subsequent to acquisition.

Covered Credit Quality Indicators

Covered loans have the same credit quality risk ratings as non-covered loans, although covered loans are covered under FDIC loss share agreements. As previously noted, the Company’s risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk.  The 10 risk rating groupings are described fully in Note 6. The below table includes both loans acquired with deteriorated credit quality accounted for under ASC 310-30 and covered loan advances on acquired loans subsequent to acquisition.

UMPQSEC0019

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The following table summarizes our internal risk rating grouping by covered loan class as of December 31, 2010:

(in thousands)

December 31, 2010

	Pass/Watch	Special Mention	Substandard	Doubtful/Loss	Total
Commercial real estate
Term & multifamily	$ XX	$ XX	$ XX	$ XX	$ XX
Construction & development	XX	XX	XX	XX	XX
Residential development	XX	XX	XX	XX	XX
Commercial
Term	XX	XX	XX	XX	XX
LOC & other	XX	XX	XX	XX	XX
Residential
Mortgage	XX	XX	XX	XX	XX
Home equity loans & lines	XX	XX	XX	XX	XX
Consumer & other	XX	XX	XX	XX	XX
Total	$ XX	$ XX	$ XX	$ XX	$ XX

13.  We note from your other intangible asset rollforward on page 136 that you had a $5.15 million reduction to your gross other intangible assets.  The reduction represented 9.2% of your beginning gross balance and was only recorded on the gross other intangible asset and not an equal reduction to accumulated amortization.  Please explain to us the reason for the reduction to your gross other intangible asset and specify which line item in the income statement you recorded the charge.

This intangible represented the value of an insurance-related customer relationship acquired as part of the Rainier Pacific Bank FDIC-assisted transaction in the first quarter of 2010.  As noted on page 137, first paragraph, the reduction in gross intangible asset resulted from the sale of this insurance related customer relationship.  This intangible was sold in the second quarter of 2010 for the same value recorded in the purchase price allocation recorded in the first quarter of 2010.  Accordingly, no intangible amortization was recognized and no loss on sale was recorded in the income statement.

14.  We note your disclosure on page 138 that the significant assumptions and methodology utilized to test for goodwill impairment as of December 31, 2010 were consistent with those used at December 31, 2009.  In addition, we note your disclosure that if your common stock price declines further or continues to trade below book value per common share you may be required to recognize additional impairment on your goodwill balance.  Given the fact that your goodwill balance is $655.88 million and your book value per share of $14.34 was lower than your stock price at December 31, 2010 of $12.18 per share please tell us and disclose in future filings the following for each reporting unit:

•         The percentage by which fair value exceeded carrying value as of the date of the most recent test; and

•         A description of the methods and key assumptions used and how the key assumptions were determined in your valuation for Step 1 of the goodwill impairment test.

Our Retail Brokerage reporting unit carrying value of goodwill was $2.7 million at December 31, 2010 and not considered material to the total consolidated goodwill of $655.9 for the Company. The operations of the Retail Brokerage reporting unit were not significant to the consolidated reporting unit, and therefore the impairment analysis at December 31 and March 31 were completed using a single consolidated reporting unit.

At March 31, 2011, the date of our most recent test, the estimate of fair value of the Community Banking reporting unit exceeded the carrying value by 10%, which was a smaller margin than in our December 31, 2010 analysis.  The Company will consider providing this disclosure in future filings should we determine that the reporting entity is at risk of failing Step 1 of the impairment test as defined in Codification Topic 350.  Should we determine that the reporting unit is at risk of failing Step 1 of the impairment test, we would also consider disclosure of additional estimates the may be considered critical including:

•         A description of the methods and key assumptions used and how the key assumptions were determined;

•         A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible;

•         A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

UMPQSEC0020

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

In our March 31, 2011 estimate of the fair value for the Step 1 goodwill impairment analysis, the Company used three different methods: a discounted cash flow estimate, a market capitalization with control premium estimate and a business combination estimate.  These three methods are then weighted to arrive at an allocated indication of value which is compared to the carrying value.  The metrics and key assumptions utilized are as follows:

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION: Table redacted—Discussion of metrics and key assumptions for impairment analysis]

In future disclosures related to our annual impairment test, and in between annual tests if certain events or circumstances indicate that goodwill may be impaired, we will disclose methods and metrics as discussed above, and consider disclosure of additional estimates that may be considered critical, including the percentage by which fair value exceeded carrying value as of the date of the most recent test, should we be at risk of failing Step 1.

15. We note your disclosure on page 146 that you have issued junior subordinated debentures $134.02 million with a carrying value and fair value of $80.69 million at December 31, 2010.  In addition, we note you changed your valuation method for these debentures during the third quarter of 2010.  Please tell us the following related to you valuation and accounting policy for the debentures:

•         The facts and circumstances that occurred from September 2010 to December 2010 that led to your ability to obtain a third-party valuation of these debentures given your statement that effective the passing of Dodd-Frank Act in July 2010 your third-party pricing service notified you that they will no longer be able to provide a reliable fair value estimate for the liabilities.

•         The valuation method you relied on for the June 30, 2010 Form 10-Q for your debentures.

•         The valuation method you will use to record fair value adjustments to your debentures going forward in 2011 (i.e. a third-party valuation like at December 31, 2010 or the discounted cash flow model used at September 30, 2010).

•         How you were able to validate that the credit risk adjusted spread of 725 basis points (an effective yield of approximately 11.6%) as of March 31, 2010 was still representative of the nonperformance risk premium at September 30, 2010 and December 31, 2010.

UMPQSEC0021

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

•         How you considered you own specific credit risk in your determination of the effective yield and the impact it had on the effective yield, especially considering that during late 2009 and 2010 you were able to raise additional capital through the issuance of stock, pay back your TARP funds, and participate in four FDIC-assisted transactions.

Rather than solely describing the facts and circumstances that occurred from September to December of 2010 relating to our ability to obtain third valuations of our debentures, we feel it will be helpful to provide a short history describing our method to value these instruments as well as our sources and the ability to gather the critical inputs used in these valuations. Since 2007, the year the Company elected to measure certain of our junior subordinated debentures at fair value, we have used an income approach (a discounted cash flow model) to value these instruments.  What has changed over time are the inputs and assumptions utilized within the model based upon the availability and reliability of observable inputs from the market.  Credit risk adjusted spreads were readily available during the first three quarters of 2007 as the trust preferred securities (“TPS”) market was fairly active (for example, we issued two separate series of TPS in the third quarter of 2007).  We utilized an in-house cash flow model to estimate fair value based upon these observable inputs (credit risk adjusted spread and index rates).  Towards the end of 2007 and the through the second quarter of 2008, the credit markets tightened limiting the availability of market inputs, however, we were able to obtain credit risk adjusted spreads from Wells Fargo Securities LLC (“Wells”), an active purchaser and underwriter of TPS, based on recent actual transactions or their estimation of market yield expectations for issuances to institutions of similar size and credit quality, to incorporate into our cash flow model.

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION: Table redacted—discussion of third party pricing models]

UMPQSEC0022

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Given the continued lack of market comparable transaction and no other new information being available we continued to utilize these credit risk adjusted spreads and effective yields for the September 30, 2010 and December 31, 2010 reporting periods.  To validate the results of the our discounted cash flow model, we engaged a third party valuation specialist at year end to value our junior subordinated debentures at fair value to ensure that our model was yielding an appropriate result that could be validated by an independent source. The valuation specialist’s model resulted in an estimated fair value of $80.3 million, which was $361,000 less than our model, representing only a 3 basis point difference based on the notional value of the liabilities measured, attached as Exhibit 3*.  We believe this independent review validates and supports the results of our discounted cash flow model.  Also, we do not consider the difference between the fair value documented in this report and our valuation as an error but rather an acceptable variance that would be expected between separate valuations of level 3 measurements of instruments that are not actively traded.

As we have validated the result of our model as of December 31, 2010, we will continue to utilize our discounted cash flow model going forward into 2011.  We will consider changes in the subordinated debt market, both the required credit risk adjusted spread and underlying index rates, in pricing these liabilities. At year-end we will consider obtaining another independent third party valuation of these liabilities depending on the availability and reliability of the significant inputs available as of December 31, 2011.

Our Company’s specific credit risk is implicit in the credit risk adjusted spread used to determine the fair value of our junior subordinated debentures. As our Company is not specifically rated by any credit agency, it is difficult to specifically attribute changes in our estimate of the applicable credit risk adjusted spread to specific changes in our own creditworthiness versus changes in the market’s required return from similar companies.

As a result, these considerations must be largely based off of qualitative considerations as we do not have a credit rating and we do not regularly issue senior or subordinated debt that would provide us an independent measure of the changes in how the market quantifies our perceived default risk.

There are several entity-specific considerations that positively impact our creditworthiness, including:

•         A strong capital position that offers us flexibility to pursue business opportunities such as mergers and  acquisitions, or expand our footprint and product offerings;

•         Having significant levels of on and off-balance sheet liquidity;

•         Being profitable (after excluding the one-time goodwill impairment charge recognized in 2009); and

•         Having an experienced management team.

However, these positive characteristics are mitigated by significant risks and uncertainties that impact our creditworthiness and ability to maintain capital adequacy in the future. Specific concerns include:

•         There is a concentration of loans secured by real estate in our loan portfolio.  Continued or sustained deterioration of the real estate market may result in declines in the value of the underlying collateral and increased delinquencies that could result in an increased of charge-offs;

•         Our credit quality metrics remain negatively elevated since 2007 relative to historical standards;

•         The continuation of current economic downturn that has been particularly severe in our primary markets could adversely affect our business;

•         Recent increased regulation facing our industry, such as the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, will increase the cost of compliance and restrict our ability to conduct business consistent with historical practices, and could negatively impact profitability;

•         We have a significant amount of goodwill and other intangible assets that dilute our available tangible common equity; and

•         The carrying value of certain material, recently recorded assets on our balance sheet, such as the FDIC loss-sharing indemnification asset, are highly reliant on management estimates, such as the timing or amount of losses that are estimated to be covered, and the assumed continued compliance with the provisions of the loss-share agreement. To the extent assumptions ultimately prove incorrect or should we consciously forego or unknowingly violate the guidelines of the agreement, an impairment of the asset may result which would reduce capital.

UMPQSEC0023

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

There have also been several significant transactions over the last year and a half that also warrant consideration. These include two public offerings of stock that increased our common equity ratios.  An offering of common stock would increase the perceived creditworthiness of an institution and reduce the cost of capital/financing (e.g. the applicable credit risk adjusted spread).  However, we believe this benefit is mitigated by the fact that the proceeds of these offerings were largely utilized to redeem the preferred stock issued to the U.S. Treasury under TARP (whose interest was also subordinate to our debentures), and to provide sufficient capital to support the additional assets and risk assumed through the four FDIC-assisted transactions consummated since 2009.

Events, circumstances and transactions impacting our industry and our Company in particular are considered in our evaluation of the creditworthiness of, and the credit risk adjusted spread we estimated that would be required from, our Company.  We obtained credit risk adjusted spreads from independent third parties in order to price our junior subordinated debentures through the second quarter of 2010.  Given the lack of any observable activity in the TPS or related markets and or inability to obtain reliable quotes from pricing services after this time, we continue to evaluate market conditions to ensure the inputs utilized remain relevant and reasonable.  Furthermore we engaged a third party valuation specialist which validated our modeled fair value as of December 31, 2010.  Over time our various pricing services or valuation specialists have not attributed changes in our credit risk adjusted spread specifically to our change in creditworthiness.  Rather, the changes have been attributable to changes in market expectations relating to comparable well-capitalized, regional community banks that are not rated, do not actively issue debt or have debt that is actively traded.

16. In addition, we note your disclosure that the use of a discounted cash flow model to measure the debentures at fair value each reporting period will have a long-term effect of amortizing the cumulative fair value discount of $53.3 million over each debentures’ expected term.  Please explain to us how the discounted cash flow model over another valuation model specifically results in the amortization of the fair value discount.  In addition, please clarify for us and in future filings if you changed the method for accounting of the debentures from the fair value option to amortized cost based on your statement that the cumulative fair value discount will be amortized  over the expected term.

The 2010 10-K included the following discussion relating to our junior subordinated debentures measured at fair value:

In the third quarter of 2010, the Company began utilizing a discounted cash flow model to measure these instruments at fair value, which will have the long-term effect of amortizing the cumulative fair value discount of $53.3 million, as of December 31, 2010, over each junior subordinated debentures expected term, to eventually return the carrying value of these instruments to their notional values at their expected redemption dates.  This will result in recognizing losses on junior subordinated debentures carried at fair value on quarterly basis within non-interest income.  For additional assurance, we obtained a valuation from a third-party to validate the results of our model at December 31, 2010. The results of the valuation were consistent with the results of our internal model. The Company will continue to monitor activity in the trust preferred markets to validate the 11.6% effective yield utilized.  Observable activity in the junior subordinated debenture and related markets in future periods may change the effective rate used to discount these liabilities, and could result in additional fair value adjustments (gains or losses on junior subordinated debentures measured at fair value) above the periodic change in fair value under the effective yield method.

Upon reevaluating this excerpt, we concur with the Staff’s underlying finding that the current format and order of this disclosure is ambiguous (specifically the first two sentences), and potentially implies that these instruments are accounted for under the amortized cost method. Please understand that this was not the intent. The junior subordinated debentures for which we elected the fair value option are still measured at our estimate of fair value, and are not accounted for at amortized cost.  Below we will explain what we intended to convey about our assessment of the current market for junior subordinated debentures, its impact on our ability obtain or change model inputs, and our proposal to remediate this misunderstanding.

Given the lack of observable new issuances in the primary market or trades in the secondary market, and the lack of other reliable pricing sources, comparable inputs of similar or analogous instruments currently do not exist in order to estimate fair value that would be considered a level 1 or level 2 measurement. Until we can obtain evidence relating to changes of the credit risk adjusted spreads required from the market or specific ratings related to the credit worthiness of our Company, it is difficult to change the inputs or assumptions that we currently disclose in our filings.

UMPQSEC0024

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The ambiguity from the opening sentences of the paragraph included in the 2010 10-K, as provided above, results because we failed to qualify that the “long-term effect of amortizing the cumulative fair value discount… over each junior subordinated debentures expected term” is predicated on the fair value assumptions, both the effective yield required from the market and the expected term of principal payment, remaining constant.  Later in the excerpt we properly state that we will continue to monitor activity in the TPS or related markets and that observable activity in either market may change our estimate of the effective yield or expected term that will result in subsequent fair value adjustments outside of the periodic change in fair value that would have been recognized had the fair value assumptions remained unchanged.

In future filings we will enhance our disclosure as follows:

•         To confirm that our junior subordinated debentures are measured at fair value;

•         That we have utilized a credit risk adjusted spread of 725 basis points and an 11.6% effective yield to fair value our debentures since March 31, 2010, which hasn’t changed due to the lack of any observable or comparable issuances and management’s consideration of hypothetical market given the facts and circumstances of the operating environment and the Company’s current position;

•         Clarify that absent changes to any of the significant inputs utilized in the cash flow model the cumulative discount will reverse over time in a manner analogous to the effective yield method for items accounted for at amortized cost; and

•         That any changes to the current model inputs will result in periodic fair value adjustment outside of these expectations.

17.  We note your disclosure on page 25 that during December 2010 you closed the settlement of two litigation cases filed in the Circuit Court of State of Oregon that, based on your June 30, 2010 Form 10-Q disclosures, comprised of each plaintiff seeking damages of at least $30 million from Umpqua Bank.  Please tell us if the settlement resulted in a loss accrual during the quarter ended December 31, 2010.  If not, please tell us when an accrual for the loss was first recorded and how you complied with the disclosure requirements under ASC 450-20-50 in your September 30, 2010 Form 10-Q and December 31, 2010 Form 10-K

The cases referenced were settled in a global mediation in late September 2010.  The loss was incurred and accrual recorded in the period ending September 30, 2010.  The settlement payment was made in mid-December 2010; accordingly there was no accrual at December 31, 2010.  As the mediated settlement dictated the amount of settlement, we believe that the uncertainty as to possible loss was removed.   We did not believe there to be a reasonable possibility of a loss in excess of the amount accrued and the liability accrued at September 30, 2010 did not require disclosure under ASC 450-20-50.  Discussion of the settlement was included in Part II, Item 1. Legal Proceedings of our September 30, 2010 Form 10-Q.

UMPQSEC0025

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

18. We note your valuation method for non-covered loans on page 160 and also note that during the second quarter of 2010 you changed your valuation of fixed rate loans to discount contractual cash flows at rates at which similar loans are currently being made. Please tell us how you valued these loans before the second quarter of 2010 and if the change in valuation method impacted the value of non-covered loans fair valued on a non-recurring basis.

Prior to second quarter of 2010, the fair value of fixed rate loans was calculated by discounting contractual cash flows at rates which similar loans are currently being made and a liquidity adjustment related to the current market environment.  Effective in the second quarter of 2010, the fair value of fixed rate loans was calculated by discounting contractual cash flows at rates which similar loans are currently being made and then discounted further by embedded probable losses expected to be realized in the portfolio.

The valuation method of the non-covered loan portfolio effective in Q2 2010 did not impact the value of non-covered loans fair valued on a non-recurring basis. As disclosed in the 2010 10-K “The non-covered loans and leases amount represents impaired, collateral dependent loans that have been adjusted to fair value.  When we identify a collateral dependent loan as impaired, we measure the impairment using the current fair value of the collateral, less selling costs.  Depending on the characteristics of a loan, the fair value of collateral is generally estimated by obtaining external appraisals.  If we determine that the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses.”

UMPQSEC0026

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

In connection with responding to your comments the company acknowledges that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the

•         Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments.  If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth

Ronald L. Farnsworth

Executive Vice President/Chief Financial Officer and

Principal Financial Officer

Umpqua Holdings Corporation

*              CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION for Exhibits 1, 2 and 3

May 20, 2011

UMPQSEC0027